Miguel J. Vega +1 617 937 2319 mvega@cooley.com	VIA EDGAR AND OVERNIGHT MAIL

August 19, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn: Suzanne Hayes

Re:	Biodel Inc. Preliminary Proxy Statement on Schedule 14A Filed on July 13, 2016 File No. 001-33451

Dear Ms. Hayes:

On behalf of Biodel Inc. (the “Company”), we are providing this letter in response to a letter, dated August 11, 2016, received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) with respect to the Company’s Preliminary Proxy Statement on Schedule 14A, filed on July 13, 2016 (the “Preliminary Proxy Statement”). The Company is concurrently submitting an amended Preliminary Proxy Statement on Schedule 14A (the “Amended Preliminary Proxy Statement”), which reflects changes made in response to certain of the comments contained in such letter. We are also sending the Staff a copy of this letter, along with a copy of the Amended Preliminary Proxy Statement, which is marked to show the changes made to the Preliminary Proxy Statement.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter received from the Staff, which for your convenience we have incorporated into this response letter in italics. Page references in the text of the Company’s responses set forth below correspond to the page numbers of the Amended Preliminary Proxy Statement. Capitalized terms used in this letter but not otherwise defined in this letter have the meanings assigned to them in the Amended Preliminary Proxy Statement.

Letter to Stockholders

1.	In the letter addressed to your stockholders from your chief executive officer, please note that you suspended operations at the end of 2015 and have no plans to resume them, that you intend for the issuance of shares described in Proposal No. 1 to result in your absorbing Albireo’s operations in place of your own, and that failure to compete the exchange could result in, among other things, your liquidation.

The Company respectfully acknowledges the Staff’s comment and has revised its letter to stockholders on the first and second pages of the Amended Preliminary Proxy Statement accordingly.

U.S. Securities and Exchange Commission

August 19, 2016

Page Two

Questions and Answers about the Transaction

“Q: Will holders of the shares... be able to trade those shares?,” page 5

2.	We note your statement that the shares of Biodel common stock will be issued to Albireo shareholders in transactions exempt from registration under the Securities Act of 1933 in reliance on Section 4(a) (2) and Regulation D. Please provide an analysis supporting the availability of these exemptions.

The Company plans to issue shares (the “Exchange Shares”) to an aggregate of 18 persons and business entities in connection with the proposed transaction in reliance on the exemption from registration of securities under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). For the purposes of this calculation, the Company has counted affiliated venture capital funds as one “shareholder.” The Company’s reference to reliance on Regulation D in the Proxy Statement was inadvertently included and it has revised the disclosure in the Amended Proxy Statement to reflect the appropriate exemption from registration upon which it is relying.

Section 4(a)(2) of the Securities Act (“Section 4(a)(2)”) provides an exemption from registration of securities under the Securities Act for transactions by an issuer not involving any “public offering.” The Company considered the following, among other factors, when conducting its analysis as to whether its issuance of Exchange Shares in connection with the proposed transaction would be considered a public offering: the number of offerees; the pre-existing relationship of the offerees to Albireo; the sophistication and experience of the offerees; the nature and kind of information readily available to offerees; the fact that the Company stopped further research and development of its product pipeline and its pre-clinical programs and that the combined company intends to operate Albireo’s business as the business of the combined company; the fact that the holders of Albireo’s securities will own approximately two-thirds of the combined company and the holders of the Company’s securities will own approximately one-third of the combined company upon completion of the proposed transaction; the fact that the management of the Company will leave the Company upon completion of the proposed transaction and the Company will be operated by the Albireo management team; and the fact that the majority of the directors of the combined company will be Albireo directors upon completion of the proposed transaction.

Under a Section 4(a)(2) analysis, the Company has determined that its issuance of Exchange Shares in connection with the proposed transaction will not be a public offering. As described in further detail below, it reasonably believes that the Exchange Share recipients are accredited investors and/or parties with sufficient knowledge and experience to evaluate the merits and risks of their investments in the securities. The “offering” was made to a limited number of investors, all of whom currently hold securities in Albireo and are exchanging their securities of Albireo for shares of the Company in the proposed transaction.

Information regarding the Company’s business, financial condition, results of operations and management was available to all holders of Albireo shares or notes convertible into Albireo shares (the “Albireo Shareholders”). Each Albireo Shareholder became a direct party to the exchange agreement entered among the Albireo Shareholders, the Company and Albireo by such Albireo Shareholder’s voluntary act. No drag along or similar right was used to compel each Albireo Shareholder to become a party to the exchange agreement. In addition, the Company did not engage in any general solicitation or advertising in connection with the proposed issuance of Exchange Shares. Each Albireo Shareholder was provided the opportunity to participate in conference calls where the proposed transaction and the combined company’s business and prospects were discussed and in which the Albireo Shareholders had the opportunity to ask

U.S. Securities and Exchange Commission

August 19, 2016

Page Three

questions. The Albireo Shareholders had the opportunity to conduct due diligence on the Company and the proposed transaction and to access such diligence throughout the negotiation process. They also received the disclosure schedules to the exchange agreement before becoming bound. Further, each Albireo Shareholder had access to the Company’s SEC filings through the SEC’s EDGAR system and through the Company’s website.

Each Albireo Shareholder was a historical securityholder of Albireo. The transaction is intended to result in a publicly-listed, biopharmaceutical company focused on the development and commercialization of novel bile acid modulators to treat orphan pediatric liver diseases and gastrointestinal disorders, which has historically been the business of Albireo. As stated above, the Company is no longer actively engaged in product development activities and, after the consummation of the proposed transaction, the only development activities of the combined company will relate to Albireo’s development programs under the supervision of Albireo’s current management team. The transaction and associated investment by certain Albireo holders is expected to provide sufficient capital to enable the combined company to significantly advance Albireo’s lead product candidate, A4250. All but three of the Albireo Shareholders reside outside the United States. Those three U.S. Albireo Shareholders meet the definition of “accredited investor” as set forth in SEC regulations. Additional details provided to the Company regarding the Albireo Shareholders is set forth below, which is based on a certificate provided to the Company by each Albireo Shareholder.

•	Three (3) U.S. accredited investors: two of which are executive officers of Albireo and one of which is a well-known venture capital fund and its affiliates.

•	Eight (8) non-U.S. accredited investors: three of which are well-known venture capital funds and their respective affiliates, one of which is a subsidiary of a global biopharmaceutical company, one of which is an executive officer of Albireo, one of which is the spouse of a director of Albireo, one of which is the estate of a former executive of Albireo and one of which is a senior consultant to Albireo.

•	Seven (7) non-U.S. non-accredited investors: all of which are current or former employees of Albireo. It is anticipated that upon closing of the proposed transaction, these non-accredited investors, all of whom live outside the United States, will hold a non-controlling percentage of the combined company, or approximately 2.2%. Five of the seven non-accredited investors currently are expected to continue as employees with the combined company upon completion of the proposed transaction, and they represent five of only 10 current employees of Albireo.

Based on the pre-existing relationships of Albireo with the Albireo Shareholders, all Albireo Shareholders including the seven Albireo Shareholders who did not meet the status of “accredited investors,” had sufficient general business knowledge and experience and were capable of evaluating the merits and risks of the proposed share exchange.

Accordingly, the Company respectfully believes the exemption provided by Section 4(a)(2) is available and the issuance of the Exchange Shares pursuant to the proposed transaction does not require registration under the Securities Act.

U.S. Securities and Exchange Commission

August 19, 2016

Page Four

“Q: Do persons involved in the Transaction have interests that may conflict...?,” page 5

3.	Please quantify the benefits that Biodel directors and named executive officers will receive as a result of the vesting and settlement of stock options, restricted stock and restricted stock units, the change in control severance plan benefits, retention plan awards, amount of additional compensation to be received under new employment terms, and any other amounts payable in connection with the transaction.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 5 of the Amended Preliminary Proxy Statement accordingly.

Risk Factors

Risks Related to Biodel

“Biodel’s business to date has been significantly dependent on the success of its product pipeline . . .,” page 22

4.	Please amend this risk factor to state whether you intend to resume development of BIOD-531, including Study 3-157 or Study 3-250, following the share exchange.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 22 of the Amended Preliminary Proxy Statement to clarify that, upon closing of the transaction, it does not intend to resume research or development activity related to BIOD-531 or any of the Company’s other product candidates.

The Transaction

Background of the Transaction, page 101

5.	To provide shareholders with an understanding of how, when and why the terms of the proposed transaction evolved, please substantially revise your disclosure in this section to describe in sufficient detail when and how the various contacts between Biodel and Albireo were initiated, the identities of the parties present at the meetings, and the material terms and issues that were discussed during meetings and via telephone. By means of non-exclusive example:

•	Describe the terms discussed at the meeting on December 4, 2015, in the letter of interest submitted December 15, 2015 and in the revised term sheets exchanged on March 16, 2016,

•	Explain the “views on valuation” discussed on December 22, 2015, and

•	Describe the “general parameters” of a potential transaction discussed on January 12, 2016 and those submitted in response to a request for bid letters on February 10, 2016.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 101 through 109 of the Amended Preliminary Proxy Statement accordingly.

U.S. Securities and Exchange Commission

August 19, 2016

Page Five

6.	We note your disclosure throughout this section that you considered and discussed with a number of companies a potential merger or other business combination transaction. Please expand your disclosure to describe the alternative transactions and explain why they were not pursued. For instance:

•	Describe the terms of the transaction discussed with Company A and why the transaction was not pursued after the phone call on December 23, 2015. Provide similar disclosure of the transaction discussed with Company C and why it was not pursued after the meeting held on February 10, 2016;

•	Describe the terms of the reverse merger discussed with Company D on March 2, 2016 and in the term sheet sent on March 17, 2016; and

•	Explain the basis for the recommendation that Company E not be pursued as a finalist merger candidate as noted on page 106.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 103 through 109 of the Amended Preliminary Proxy Statement accordingly.

7.	Please describe approximately when and how discussions between you and Company A were initiated. Also describe the nature and substance of the presentation that was received from Company A on September 21, 2015.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 101 of the Amended Preliminary Proxy Statement accordingly.

8.	We note your disclosure on page 106 that you sent a revised term sheet and exclusivity agreement to Company D on March 15, 2016. Please provide additional detail around the board’s conclusion to enter into an exclusivity agreement with Company D despite pending negotiations with Albireo.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 108 and 109 of the Amended Preliminary Proxy Statement accordingly.

9.	Please briefly describe the process by which you selected semifinalist candidates and the criteria for grouping them as either “tier one” or “tier two” candidates. Also clarify the significance of grouping the companies into each tier, and explain the factors used to “further refine” the list of tier one and tier two candidates on February 16, 2016.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 106 and 107 of the Amended Preliminary Proxy Statement accordingly.

10.	Please describe the reason(s) for selecting Company D, Company E and Albireo as finalist candidates in February 2016.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 107 and 108 of the Amended Preliminary Proxy Statement accordingly.

U.S. Securities and Exchange Commission

August 19, 2016

Page Six

11.	Please state the date that Company D informed you that it was withdrawing as a possible business combination candidate and the reason(s) it gave, if any, for its decision to withdraw.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 109 of the Amended Preliminary Proxy Statement accordingly.

12.	Please revise to briefly describe the nature of the changes in the exchange agreement that was signed on May 24, 2016 and the amendment dated July 13, 2016 as noted on page 111.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 113 of the Amended Preliminary Proxy Statement accordingly.

Opinion of the Biodel Financial Advisor, page 115

13.	We note your statement on page 115 that your financial advisor provided its opinion for the sole benefit and use of your board of directors. We also note the statement on page 118 that the opinion was “intended for the benefit and use of the board of directors” and “may not be used for any other purpose” without Ladenburg’s prior written consent. We note a similar statement on page 3 of Ladenburg’s opinion, which is attached as Annex B. Because these limitations are inconsistent with the disclosures relating to the opinion, such limitations should be deleted. Alternatively, please disclose the basis that shareholders cannot rely upon the opinion to support any claims against Ladenburg Thalmann arising under applicable law. Please describe any applicable legal authority regarding the availability of such a potential defense. In the absence of applicable legal authority, please disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. In addition, please disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable law. Further, please disclose that the availability of such a legal defense to Ladenburg would have no effect on the rights and responsibilities of either Ladenburg or the board of directors under the U.S. federal securities law.

The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has amended the disclosure on page 120 of the Amended Preliminary Proxy Statement to add a sentence clarifying that Ladenburg has consented to the inclusion of its opinion and the summary of, and references to, such opinion in the Amended Preliminary Proxy Statement and has obtained the written consent of Ladenburg to include its fairness opinion in the Amended Preliminary Proxy Statement. In addition, the Company has also deleted the limitation referenced in the Staff’s comment that was included on page 115 in the Preliminary Proxy Statement.

The Company respectfully submits that neither the statement on page 118 of the Preliminary Proxy Statement, nor the similar statement on page B-3 of Ladenburg Thalmann’s opinion, each cited by the Staff in the Staff’s comment, contains disclaimer language of the type that was identified by the Staff in its Current Issues and Rulemaking Bulletin dated November 14, 2000 (the “Current Issues Bulletin”). The Company believes that the language cited by the Staff does not fit within any of the five examples and furthermore does not implicate the policy concerns referred to in the Current Issues Bulletin, especially in light of Ladenburg’s consent to include its fairness opinion in the Amended Preliminary Proxy Statement. Accordingly, the Company respectfully submits that no further changes to such statements in the Amended Preliminary Proxy Statement or in Ladenburg Thalmann’s opinion on page B-3 of the Amended Preliminary Proxy Statement are necessary.

U.S. Securities and Exchange Commission

August 19, 2016

Page Seven

14.	On page 118, you disclose that Albireo’s implied equity value and implied total enterprise value were calculated using, in part, $6 million of value ascribed to your public listing. Elsewhere, you note that your enterprise value was negotiated by you and Albireo to be $6 million. Please state here that the $6 million value figure you cite was negotiated between the parties and assigns no value to any of your product candidates or other assets.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 120 of the Amended Preliminary Proxy Statement.

15.	In your discussion of the Selected Initial Public Offering Transactions Analysis, the Selected Publicly Traded Companies Analysis and the Selected Precedent Transactions, please state if there were any transactions and/or companies, as applicable, that fit your selection criteria but were excluded from these analyses and if so please explain the reason(s) for the exclusions.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 121, 123 and 125 of the Amended Preliminary Proxy Statement.

16.	Please include the enterprise values for each of the transactions and companies included in the fairness opinion analyses referred to in the comment above.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 121, 122, 123, 124 and 125 of the Amended Preliminary Proxy Statement.

Financial Projections and Liquidation Analysis, page 124

17.	Please supplementally provide us with copies of any materials prepared by Ladenburg Thalmann in connection with its fairness opinion, including, among other things, any “board books,” drafts of the fairness opinion provided to the board of directors, and any summaries of presentations made to the board of directors. We may have further comments on your disclosure once we have had the opportunity to review these materials.

The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, a copy of all materials prepared by Ladenburg Thalmann in connection with its fairness opinion and shared with the board of directors of the Company are being provided by Akerman LLP, counsel for Ladenburg Thalmann (“Akerman”), to the Staff on a supplemental basis under separate cover requesting confidential treatment pursuant to Rule 12b-4 (“Rule 12b-4”) promulgated under the Securities Exchange Act of 1934, as amended, and pursuant to the provisions of 17 C.F.R. §200.83. The Company has been advised by Akerman that, in accordance with Rule 12b-4, such counsel has requested that the materials provided be returned promptly following completion of the Staff’s review thereof. Such materials are not, and will not be, filed with or deemed to be part of the Amended Preliminary Proxy Statement, including any amendments thereto.

U.S. Securities and Exchange Commission

August 19, 2016

Page Eight

Biodel Named Executive Officer Golden Parachute Compensation, page 127

18.	We note that you have not included a separate resolution subject to the advisory vote of shareholders regarding the Regulation S-K Item 402(t) disclosure on pages 127 – 128. Please include such a resolution or advise why you have not done so.

The Company respectfully acknowledges the Staff’s comment. Pursuant to Item 5(a)(5) of Schedule 14A, the Amended Preliminary Proxy Statement includes disclosure of certain golden parachute compensation required by Item 402(t) of Regulation S-K, because the Amended Preliminary Proxy Statement includes disclosure under Item 14 of Schedule 14A pursuant to Note A of Schedule 14A. However, the Company is not asking its stockholders to approve an acquisition, merger, consolidation, or proposed sale or other disposition of all or substantially all the assets of the Company, but rather, the issuance of more than 20% of the Company’s shares of common stock outstanding before the Transaction (as defined in the Amended Preliminary Proxy Statement) in accordance with the listing rules of The NASDAQ Stock Market LLC. Therefore, the Company is not required to include an advisory vote under Section 14A(b) of the Securities Exchange Act of 1934, as amended, and Rule 14a-21(c) promulgated thereunder.

Matters Being Submitted to a Vote of Biodel Stockholders

Biodel Proposal No. 2: Approval of the Amendment to the Amended and Restated Certificate of Incorporation of Biodel Effecting the Reverse Stock Split, page 159

19.	Please disclose the number of shares of common stock currently authorized and outstanding before the reverse split, as well as the number to be authorized and outstanding both after the reverse split and after the issuance of Biodel shares to Albireo shareholders. Clarify whether the reverse split is necessary to have sufficient authorized shares of common stock to complete the exchange.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 161 and 162 of the Amended Preliminary Proxy Statement accordingly.

20.	Please state whether or not you have any plans, arrangements, understandings, etc. after the exchange is completed to issue any of the authorized but unissued common shares that will result from the reverse stock split.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 163 and 164 of the Amended Preliminary Proxy Statement accordingly.

Biodel Business

Suspended Research and Development and Clinical Programs, page 174

21.	Please indicate whether, after completion of the share exchange, you have any intention of resuming development of the GEM program or any of your other pipeline product candidates. In this regard, please also disclose the status of your IND application for your GEM product candidate.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 176 of the Amended Preliminary Proxy Statement accordingly.

U.S. Securities and Exchange Commission

August 19, 2016

Page Nine

Albireo Business

Elobixibat, page 197

22.	Please include in your disclosure a brief discussion of the importance and use of statistical significance in clinical trial analytics. Please also provide an explanation of “p-values” explain the significance of the p-values observed in the Phase 2 trials and clarify the relationship between statistical significance and p-values of less than 0.001 and 0.002.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 201 of the Amended Preliminary Proxy Statement accordingly.

23.	Here and elsewhere in your document where you note that a serious adverse event was observed in a clinical trial, such as the three events observed in the Phase 2b clinical trial in the U.S. for elobixibat as noted on page 199 and the Echo 1 and 2 trials described on pages 200 – 201, please revise to describe the events observed.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 202, 203 and 204 of the Amended Preliminary Proxy Statement accordingly.

Albireo Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations – Research and Development Expenses, page 246

24.	Please provide tabular disclosure of R&D expenses incurred disaggregated by preclinical and clinical stage product for the periods ended 2015 and 2014 and for the 3 months ended March 31, 2016.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 249, 251 and 254 of the Amended Preliminary Proxy Statement accordingly.

Index to Albireo Financial Statements

Notes to Consolidated Financial Statements

Note 1 – Summary of significant accounting policies and basis of presentation-Revenue Recognition, page F-29

25.	In regards to the out-license agreements entered into with EA Pharma and Ferring International during 2012 (and for which milestone revenue was recognized during 2015 and 2014) please provide the appropriate disclosures in accordance with ASC subparagraphs 605-28-50-2(b) through 50-2(d).

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages F-32 and F-33 of the Amended Preliminary Proxy Statement and included corresponding disclosure on p. F-65 and F-66 accordingly.

Note 2 – Fair value of financial instruments, page F-34

26.	You disclose that the 2015 and 2014 Convertible Notes and the Loan Facility are being carried at cost less unamortized discount. Please disclose the fair values of these debt instruments pursuant to ASC 825-10-50-10.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-37 of the Amended Preliminary Proxy Statement to include the fair values of the 2015 and 2014 Convertible Notes and the associated methods and assumptions to arrive at the fair value. The Company has also revised its disclosure on page F-37 of the Amended Preliminary Proxy Statement to state that the carrying value of the Loan Facility approximates fair value due to the short term nature of the facility, pursuant to ASC 825-10-50-10.

U.S. Securities and Exchange Commission

August 19, 2016

Page Ten

Unaudited Pro Forma Condensed Combined Financial Statements

Unaudited Pro Forma Combined Statement of Operations for the Three Months Ended March 31, 2016 and the Year Ended December 31, 2015, page F-87

27.	Please provide historical basic and diluted EPS per the requirements in Rule 11-02(b)(7) of Regulation S-X.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages F-94 and F-95 of the Amended Preliminary Proxy Statement to add historical basic and diluted EPS per the requirements in Rule 11-02(b)(7) of Regulation S-X.

1. Basis of Presentation-Preliminary purchase consideration allocation, page F-90

28.	In regards to the $6.4 million bargain purchase gain to be recognized in conjunction with the proposed business combination, please provide the disclosure required by ASC 805- 30-50-1(f)(2).

The Company respectfully acknowledges the Staff’s comment. The estimated fair value of the share consideration (the Albireo shares) to be transferred to the Company is based on the market value of the Company’s common stock. Due to the increase in the share price of the Company’s common stock from May 31, 2016 (the date utilized in the pro forma financial statements previously filed), the estimated consideration as of August 1, 2016 exceeds the Company’s assets acquired and liabilities assumed and, therefore, the Company has recognized goodwill in conjunction with the proposed business combination in its unaudited pro forma condensed combined financial statements as of June 30, 2016, which are included in the Amended Preliminary Proxy Statement.

*    *    *

U.S. Securities and Exchange Commission

August 19, 2016

Page Eleven

As requested by the Staff, the Company has acknowledged to us, and granted us the authority to represent to the Commission on their behalf, that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any questions or comments regarding this response letter to the undersigned at (617) 937-2319. Thank you.

Sincerely,

/s/ Miguel J. Vega

Miguel J. Vega

cc:

Gary Gemignani, Biodel Inc.

Paul Bavier, Biodel Inc.

Marc Recht, Cooley LLP

Michael Grundei, Wiggin and Dana LLP

Pete Zorn, Albireo Limited

Megan Gates, Mintz Levin Cohn Ferris Glovsky and Popeo PC

John Condon, Mintz Levin Cohn Ferris Glovsky and Popeo PC